SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)


                            nStor Technologies, Inc.
                                (Name of Issuer)


                          Common Stock, par value $.05
                         (Title of Class of Securities)


                                   67018M 10 8
                                 (CUSIP Number)

                                Mr. H. Irwin Levy
                            nStor Technologies, Inc.
                           1601 Forum Place, Suite 500
                         West Palm Beach, Florida, 33401
                                    (561) [       ]
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                               September 15, 2004
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ?.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                               (Page 1 of 6 Pages)




CUSIP No.67018M 10 8                  13D                      Page 2 of 6 Pages

---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSONS
    1      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           H. Irwin Levy
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    2                                                   (a)
                                                        (b) X
---------- ---------------------------------------------------------------------
           SEC USE ONLY
    3

---------- ---------------------------------------------------------------------
           SOURCE OF FUNDS
    4
           PF
---------- ---------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO)
    5      ITEMS 2(d) or 2(e

---------- ---------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
   6
           United States
---------- ---------------------------------------------------------------------
                                SOLE VOTING POWER
                          7
     Number of                  0
      Shares            ------- ------------------------------------------------
    Beneficially                SHARED VOTING POWER
      Owned by            8
        Each                    24,455,906
     Reporting          ------- ------------------------------------------------
    Person With                 SOLE DISPOSITIVE POWER
                          9
                                20,454,906
                        ------- ------------------------------------------------
                                SHARED DISPOSITIVE POWER
                         10
                                4,001,000
---------- ---------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
           24,455,906
---------- ---------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 12
---------- ---------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
           14.7%
---------- ---------------------------------------------------------------------
           TYPE OF REPORTING PERSON
   14
           IN
---------- ---------------------------------------------------------------------




CUSIP No.67018M 10 8                  13D                      Page 3 of 6 Pages

        Except as specifically provided herein, this Amendment No. 13 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D. The percentage ownership calculations included in this Amendment No. 13 are based upon 165,097,838 shares of Common Stock of the Company outstanding at September 15, 2004.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended by adding the following information:

        On September 15, 2004, the Company entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Symphony Service Corp. ("Symphony"), Palo Alto Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Symphony ("Purchaser") and each of the other shareholders of Stonehouse Technologies, Inc. ("Stonehouse"). Pursuant to the Stock Purchase Agreement, Purchaser will purchase all of the capital stock of Stonehouse owned by the Company and the other shareholders of Stonehouse. The sale of Stonehouse potentially could be deemed to be the sale of substantially all of the Company's assets under the Delaware General Corporation Law (the "DGCL"). For the sale to occur in accordance with the requirements of the DGCL, the sale must be approved by stockholders holding a majority of the shares of the Company's Common Stock entitled to vote thereon. None of the Company's stockholders will receive any proceeds from the sale of Stonehouse. The sale of Stonehouse is subject to various conditions, including, among other things, that the sale shall have been approved by the requisite vote by the Company's stockholders.

        In order to induce Purchaser and Symphony to execute the Stock Purchase Agreement, on September 15, 2004, Mr. Levy granted an Irrevocable Proxy (as defined and described in Item 6 below) to Jeff Van Zanten, the chief financial officer of Purchaser, and entered into a Voting Agreement (as defined and described in Item 6 below) with Purchaser.

        The Irrevocable Proxy and the Voting Agreement are included as exhibits hereto. The descriptions of such agreements and the transactions contemplated therein are qualified in their entirety by reference to such exhibits.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety to read as follows:

        (a) Mr. Levy is currently the beneficial owner of 24,455,906 shares of the Company's Common Stock representing 14.7% of the Company's Common Stock. Of these, (i) 18,001,549 shares are held directly by Mr. Levy, including 4,000,000 shares owned by Mr. Levy's spouse and 1,000 shares owned jointly with Mr. Levy's spouse; (ii) 2,894,573 shares are held by MLL Corp., a Florida corporation, of which Mr. Levy is the majority shareholder ("MLL"); (iii) 2,639,784 shares are held by Hilcoast Development Corp., a Delaware corporation, of which Mr. Levy is the majority shareholder ("Hilcoast") and (iv) 920,000 shares of Common Stock are issuable upon the exercise of currently exercisable options held by Mr. Levy.




CUSIP No.67018M 10 8                  13D                      Page 4 of 6 Pages

        (b) Mr. Levy has sole dispositive power over 20,454,906 shares of the Company's Common Stock. Mr. Levy shares with his spouse dispositive power over 4,001,000 shares of the Company's Common Stock. Due to the Irrevocable Proxy and Voting Agreement described below, Mr. Levy shares with Purchaser voting power over 24,455,906 shares of the Company's Common Stock. Information regarding the identity and background of Purchaser can be found in Item 2 to the Schedule 13D filed by Purchaser with the Securities and Exchange Commission on September 22, 2004.

        (c) Since the earlier of the past 60 days and the most recent  filing on
Schedule 13D made by Mr. Levy, Mr. Levy has effected the following transactions involving the Company's Common Stock:

               (i) On August 7, 2004, options to purchase 20,000 shares of the Company's Common Stock, became exercisable within 60 days.

               (ii) On June 30, 2004, warrants held by Mr. Levy to purchase 400,000 shares of the Company's Common Stock expired unexercised.

        Mr. Levy previously erroneously reported that he beneficially owned 218,750 shares of the Company's Common Stock issuable upon the conversion of a convertible promissory note. Since he does not beneficially own such shares, his beneficial ownership has been reduced by 218,750 shares of the Company's Common Stock to correct this error.

        (d) Not applicable.

        (e) Note applicable.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following information:

        On September 15, 2004, Mr. Levy granted an irrevocable proxy (the "Irrevocable Proxy") to Jeff Van Zanten and entered into a Voting Agreement (the "Voting Agreement") with Purchaser. Pursuant to the Irrevocable Proxy, Mr. Levy empowered Jeff Van Zanten to exercise Mr. Levy's voting rights with respect to the shares of Common Stock owned by Mr. Levy at any time prior to termination of the Voting Agreement at every annual, special, adjourned or postponed meeting of the stockholders of the Company and in every written consent in lieu of such meeting (a) in favor of the adoption of the Stock Purchase Agreement and consummation of the transactions contemplated thereby and (b) against approval or adoption of any competing acquisition proposals or any other proposal that is intended or would reasonably be construed to be in opposition to, or in competition with, or in conflict with adoption of the Stock Purchase Agreement and consummation of the transactions contemplated thereby. However, Jeff Van Zanten may not exercise the Irrevocable Proxy on any matter except those noted in clauses (a) and (b) above, and Mr. Levy may vote his shares of Common Stock at his discretion on all other matters.

        In addition, Mr. Levy has also agreed under the Voting Agreement that, until the termination of the Voting Agreement, he would not transfer any or all of the shares of Common Stock subject to the Irrevocable Proxy, other than (A) to any member of Mr. Levy's immediate family, or to a trust for the benefit of Mr. Levy or any member of Mr. Levy's immediate family, or (B) upon the death of Mr. Levy; provided however, that a transfer referred to in this sentence shall be permitted only if the transferee shall have executed a counterpart to the Voting Agreement and shall have executed a proxy in the form of the Irrevocable Proxy and agreed in writing to hold such shares subject to all of the terms and conditions of the Voting Agreement.




CUSIP No.67018M 10 8                  13D                      Page 5 of 6 Pages

The Voting Agreement and the Irrevocable Proxy terminate upon the earlier to occur of (1) the termination of the Stock Purchase Agreement, (2) the completion of the Sale or (3) the execution of a written agreement by all parties thereto.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended by adding the following exhibits:

        Exhibit 1 - Voting Agreement, dated as of September 15, 2004, between Palo Alto Acquisition Corporation and H. Irwin Levy.

        Exhibit 2 - Irrevocable Proxy, dated as of September 15, 2004, by H. Irwin Levy.




CUSIP No.67018M 10 8                  13D                      Page 6 of 6 Pages

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: September 24, 2004                    H. IRWIN LEVY

                                            /s/ H. Irwin Levy
                                            H. Irwin Levy